NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

June 9, 2025

Lulu Cheng

Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Metavesco, Inc.
Offering Statement on Form 1-A
Filed April 30, 2025
File No. 024-12608

Dear Ms. Cheng:

This is in response to the letter of comment of the Staff dated May 16, 2025, relating to the captioned Offering Statement on Form 1-A of Metavesco, Inc. (the “Company”). Each of the Staff’s comments is addressed below, seriatim:

Offering Statement on Form 1-A

General

Comment No. 1: Regulation A is not available for the conversion of the Subject Convertible Notes into “Offered Shares.” Please revise throughout the offering statement to clarify that the Subject Convertible Notes will convert into common stock and that you are qualifying the Selling Shareholders reselling shares of common stock; alternatively, explain why no revision is necessary.

Please be advised that the disclosure relating to the Subject Convertible Notes has been revised throughout the document, in accordance with the recent discussions between the Staff and the undersigned.

Comment No. 2: Regulation A requires that you use the upper end of your price range to disclose the aggregate offering amount of this offering. Refer to Rule 253(b)(2) of Regulation A (but note that the midpoint is used in Part I, Item 4 of Form 1-A). Please revise throughout your offering statement to ensure that you are consistent with your disclosure of the maximum offering amount.

Please be advised that the upper price from the price range has been applied throughout the disclosure. In addition, on the Cover Page, the table has been revised to include an additional line that discloses the total maximum amounts.

Comment No. 3: Please revise throughout the offering statement, including the cover page, to fix the volume of securities pursuant to Rule 253(b)(4). If more than one subparagraph of Rule 251(d)(3)(i) is being used to qualify securities, please revise your cover page to clearly identify each subparagraph and the amounts being qualified pursuant to such subparagraph. Please also remove the statement on page 20 that “To the extent the Subject Convertible Notes are not converted into Conversion Shares, all unissued Conversion Shares would be available for sale by us hereunder.”

Please be advised that the volume of securities has been fixed throughout the disclosure. Additionally, in the table on the Cover Page, the specific subparagraph of Rule 251(d)(3)(i) has been inserted. Further, the referenced statement on page 20 has been removed.

Comment No. 4: We note that you may be qualifying the principal amount of Subject Convertible Notes convertible into common stock for resale, but have not sought to qualify the interest on the Subject Convertible Notes convertible into common stock for resale. Please revise or explain why no revision is necessary. Refer to Note to Rule 251(a) and Rule 253(b)(4) of Regulation A.

Please be advised that the disclosure has been revised, such that this comment has been satisfied.

Comment No. 5: Assuming you are qualifying the shares for resale, please provide your analysis regarding whether the offering should be characterized as an indirect primary offering by or on behalf of the issuer with the Selling Shareholders identified as underwriters. In addition, clarify whether and how the Company and Ryan Schadel will determine, and investors will know, if shares are being acquired from the Company or the Selling Shareholders, and provide your analysis as to why this transaction is not an indirect primary offering. If the Selling Shareholders are engaged in an indirect primary offering, then they would be statutory underwriters under Section 2(a)(11) of the Securities Act of 1933, as amended, and must therefore be identified in the offering statement as an underwriter. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Please be advised that, in accordance with the recent discussions between the Staff and the undersigned, this disclosure under “Selling Shareholders” has been revised to address such comment.

Comment No. 6: We note the minimum purchase requirement solely applies to the Company Offered Shares. Please provide your analysis as to whether such condition impermissibly delays the offering of the Company Offered Shares. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

Please be advised that the disclosure has been revised, in response to such comment.

Comment No. 7: In Item 5 of Part I, you disclose that you are offering the securities in 50 states as well as the District of Columbia and Puerto Rico. On page 21 of Part II, you disclose that you plan to sell the Offered Shares in Colorado, Connecticut, Delaware, Georgia, and New York. Please revise to correct the discrepancy.

Please be advised that Item 5 of Part I has been revised, in response to such comment.

Comment No. 8: The Company appears to have issued or sold unregistered securities within the past year, including the Subject Convertible Notes, the sale of common stock to Meliori Incorporated, Ryan Schadel, and others, and a Rule 506(b) offering as disclosed on a Form D filed on September 12, 2024. Please revise Item 6 of Part I to disclose the foregoing.

Please be advised that Item 6 of Part I ahs been revised, in response to such comment.

General

Comment No. 9: We note your cover page disclosure that “We estimate that this offering will commence within two days of the SEC’s qualification of the Offering Statement…” Your disclosure appears inconsistent with the requirement of Rule 251(d)(3)(i)(F) that a continuous offering be commenced within two calendar days after the qualification date. Please revise or explain why no revision is necessary.

Please be advised that the Cover Page has been revised, in response to such comment.

Use of Proceeds, page 19

Comment No. 10: You disclose on page 20 that the convertible note issued to NLF Support Services, LLC is convertible at the holder’s election. This appears to contradict Section 2(a)(i) of the Convertible Promissory Note dated March 18, 2025, which provides for automatic conversion fifteen business days after qualification of a Regulation A offering of common stock. Please correct the discrepancy.

The relevant disclosure has been revised, in response to such comment.

Plan of Distribution

Procedures for Subscribing, page 21

Comment No. 11: We note your disclosure here that the Company has not set a maximum period of time to decide whether to accept or reject a subscription or when closings will occur. We also note that the Company reserves the right to terminate the offering at any time and may reject subscriptions “in whole or in part, for any reason or no reason.” Please revise your disclosure to disclose the details of your process for accepting or rejecting subscriptions and the mechanics of settlement, including how soon after receipt of a subscription you will accept or reject such subscription, what factors will go into deciding whether to accept or reject a subscription, what factors will go into deciding when to settle subscriptions, how you will inform investors of the settlement cycle, and how soon after you make final determination to accept or reject a subscription will that settlement occur. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, an undetermined time to have closings, and may terminate the offering at any time, please provide your analysis as to whether your offering should be considered to be an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

Please be advised the subject disclosure has been revised.

Advertising, Sales and Other Promotional Materials, page 22

Comment No. 12: We note that you intend to use additional advertising, sales and other promotional materials in connection with this offering and that such materials “are not to be considered part of this Offering Circular.” Please clarify if these materials are the types of communications contemplated by Rule 255 and revise to clarify that such information will be filed with the Offering Circular pursuant to Part III, Item 17(13), or explain why no revision is necessary.

Please be advised that the subject section has been revised.

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding this letter or the Amendment.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By:	/s/ Eric Newlan
Eric Newlan
Managing Member

cc: New Generation Consumer Group, Inc.